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                              April 20, 2023

       Tianhang Xiao
       Chief Executive Officer, Director, and Chairman
       Xuhang Holdings Ltd
       Building 2, Shangtanghe 198 Cultural and Creative Park
       198 Shenban Road
       Gongshu District, Hangzhou City, Zhejiang Province
       The People   s Republic of China, 310000

                                                        Re: Xuhang Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 31,
2023
                                                            File No. 333-271029

       Dear Tianhang Xiao:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Prospectus Summary
       Permissions or Approval Required from the PRC Authorities for Our Operations and Offering, page 15

   1. We note your disclosure regarding CSRC Announcement No. 43. In your prospectus summary, please revise
to clarify the nature of the filings you are required to make, your current status in the
CSRC review process, and the consequences if you do not comply with Announcement No.
43. Also revise your statements in the prospectus that neither you nor your PRC
subsidiaries (1) are required to obtain permission from any of the PRC authorities to operate
and issue your Ordinary Shares to foreign investors, (2) are subject
 Tianhang Xiao
Xuhang Holdings Ltd
April 20, 2023
Page 2
      to approval requirements from the CSRC, the CAC, or any other entity to approve your operations, and (3) have been denied such permissions by any PRC authorities accordingly.
       Please contact Taylor Beech at 202-551-4515 or Lilyanna Peyser at 202-551-3222 with any questions.



                                                         Sincerely,
FirstName LastNameTianhang Xiao
                                                         Division of
Corporation Finance
Comapany NameXuhang Holdings Ltd
                                                         Office of Trade &
Services
April 20, 2023 Page 2
cc:       Ying Li, Esq.
FirstName LastName